GARY H. GIROUX, P.Eng. MASc.

1215 – 675 West Hastings Street

Vancouver, B.C.  V6B 1N2

CONSENT OF AUTHOR

To:	Crosshair Exploration & Mining Corp.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division
Registrar of Securities, Prince Edward Island
Toronto Stock Exchange
Unites States Securities and Exchange Commission

Re:	Crosshair Exploration & Mining Corp. (“Crosshair”)

Consent under National Instrument 43-101

I, Gary H. Giroux, P.Eng. MASc., an author of the January 20, 2011 as revised March 10, 2011 technical report titled: “Technical Report on the Central Mineral Belt (CMB) Uranium – Vanadium Project, Labrador, Canada” (the “Technical Report”), do hereby consent to the public filing with the regulatory authorities referred to above, of the Technical Report and to extracts from, or a summary of, the Technical Report in Crosshair’s December 16, 2010 news release.

Dated this 10th day of March, 2011.

"Garry Giroux"
Gary H. Giroux, P.Eng. MASc.